GALEM GROUP INC.

3773 Howard Hughes Parkway, Ste. 500S

Las Vegas, NV 89169-6014

Tel.  702-960-0696

Email: galemgroup@gmail.com

December 8, 2016

Ms. Sara Von Althann

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Galem Group Inc.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed November 22, 2016

       File No. 333-213608

Dear Ms. Von Althann,

Galem Group Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated December 5, 2016 (the "Comment Letter"), with reference to the Company's amendment number 2 to the registration statement on Form S-1 filed with the Commission on November 22, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Note 6. Subsequent Events, page F-16

1. Please revise to correct the date of the filing indicated in this note.

Response: We have revised to correct the date of the filing indicated in the note.

2. We note that you have determined that you do not have any material subsequent events to disclose in these financial statements other than the following but no subsequent events have been disclosed. Please revise to clarify whether you have any subsequent events to disclose.

Response: We have revised to clarify that there are no any material subsequent events to disclose.

Please direct any further comments or questions you may have to the company at galemgroup@gmail.com

Thank you.

Sincerely,

/S/ Emiliya Galfinger

Emiliya Galfinger, President